UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legal Proceeding

On April 28, 2022, we received formal notice that on April 21, 2022, Statens Serum Institut (“SSI”), had initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application (PCT/EP2020/050058 and subsequently national filings, EP3906045), we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, for which we have a  non-exclusive, royalty-bearing sub-licensable license to use from SSI (the “Invention”).

The patent application for the Invention relates solely to the use of the adjuvant CAF®09b in conjunction with a high dose of neopeptides in our EVX-01 product candidate. SSI’s claim to the patent application does not relate to any other aspect of our patent portfolio covering EVX-01 or our PIONEER platform technology. The patent application stems from work we performed under a collaboration agreement we entered into with SSI, DTU, Center for Cancer Immune Therapy (Herlev Hospital) and the Center for Genomic Medicine (Rigshospitalet). The patent application names us and certain of our employees as the sole invertors of the Invention.

In its filing, SSI’s primary claim is that the Invention disclosed in the patent application was not made by us and our employees, but rather, that SSI and members of its staff made the Invention and, therefore, SSI and certain of its staff members should be listed as the sole inventors of the Invention. In the alternative, SSI claims that it should have co-ownership with us of the patent application and the Invention.

While it is too early to fully assess how the court will resolve this matter, it is our position that we and our employees are the sole inventors of the Invention. We believe that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. We intend to vigorously defend the action. In any event, even if SSI’s claim were to be upheld by the court, while no assurance can be given, we do not expect that it would have a material impact on our rights to use the Invention in the development and commercialization of EVX-01, as we believe that such rights are covered by our current license agreement with SSI and SSI would be excluded from enforcing its rights in the Invention to prevent us from developing and commercializing our EVX-01 product candidate.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in that certain registration statement on Form S-8 (File No. 333-255064) (including any prospectus forming a part of such registration statement) of Evaxion Biotech A/S and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: May 6, 2022	By:	/s/ Lars Staal Wegner
Name: Lars Staal Wegner
Title: Chief Executive Officer